UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

    The Goldman Sachs Group, Inc.
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   (Last)               (First)                 (Middle)

    85 Broad Street
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                                    (Street)

    New York,                         New York                     10004
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

    February 6, 2002
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Issuer Name and Ticker or Trading Symbol

    A-Fem Medical Corporation
    (AFEM)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person
   [ X ] Form Filed by More than One Reporting Person

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

====================================================================================================================================
                                Table I -- Non-Derivative Securities Beneficially Owned                                            |
====================================================================================================================================
                              |                                |                     |                                             |
                              |                                |                     |                                             |
                              |                                | 3. Ownership Form:  |                                             |
                              |       2. Amount of Securities  |    Direct (D) or    |                                             |
1. Title of Security          |          Beneficially Owned    |    Indirect (I)     | 4. Nature of Indirect Beneficial Ownership  |
   (Instr. 4)                 |          (Instr. 4)            |    (Instr. 5)       |    (Instr.5)                                |
------------------------------------------------------------------------------------------------------------------------------------
                              |                                |                     |                                             |
                              |                                |                     |                                             |
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one  Reporting  Person,  see  Instruction
 5(b)(v).


FORM 3 (continued)

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                                  Table II -- Derivative Securities Beneficially Owned                                             |
                             (e.g., puts, calls, warrants, options, convertible securities)                                        |
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                        |                       |                                      |              |               |            |
                        |                       |                                      |              | 5. Owner-     |            |
                        |                       |   3. Title and Amount of Securities  |              |    ship       |            |
                        |                       |      Underlying Derivative Security  |              |    Form of    |            |
                        |2. Date Exercisable    |      (Instr. 4)                      |              |    Derivative |            |
                        |   and Expiration Date |   ---------------------------------  | 4. Conver-   |    Security:  |            |
                        |   (Month/Day/Year)    |                       |  Amount      |    sion or   |    Direct     |6.Nature of |
                        |---------------------- |                       |  or          |    Exercise  |    (D) or     |  Indirect  |
                        |Date      |Expira-     |                       |  Number      |    Price of  |    Indirect   |  Beneficial|
1. Title of Derivative  |Exer-     |tion        |                       |  of          |    Derivative|    (I)        |  Ownership |
   Security (Instr. 4)  |cisable   |Date        |   Title               |  Shares      |    Security  |    (Instr.5)  |  (Instr. 5)|
------------------------------------------------------------------------------------------------------------------------------------
Series A Convertible    |          |            |                       |              |              |               |            |
Preferred Stock         |  Immed.  |            |Common Stock           |   7,492,135  |      02      |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  8/31/00 |   8/31/08  |Preferred Stock        |      50,000  |    $4.25     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  8/31/00 |   8/31/08  |Preferred Stock        |     130,000  |    $1.92     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  10/8/00 |   10/8/08  |Preferred Stock        |     200,000  |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  11/6/00 |   11/6/08  |Preferred Stock        |     104,200  |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |   3/9/01 |    3/9/09  |Preferred Stock        |     31,250   |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  4/15/01 |   4/15/09  |Preferred Stock        |     20,834   |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  5/10/01 |   5/10/09  |Preferred Stock        |     20,834   |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  6/15/01 |   6/15/09  |Preferred Stock        |     20,834   |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  7/21/01 |   7/21/09  |Preferred Stock        |     20,834   |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  8/19/01 |   8/19/09  |Preferred Stock        |     20,834   |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  9/22/01 |   9/22/09  |Preferred Stock        |     52,080   |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                | 12/17/01 |  12/17/09  |Preferred Stock        |    118,364   |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  3/24/02 |   3/24/10  |Preferred Stock        |    174,365   |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  7/21/02 |   7/21/10  |Preferred Stock        |     79,861   |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  8/21/02 |   8/21/10  |Preferred Stock        |     79,861   |    $0.01     |      01       |     01     |
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                        |          |            |Series A Convertible   |              |              |               |            |
Warrants                |  9/21/02 |   9/21/10  |Preferred Stock        |     79,861   |    $0.01     |      01       |     01     |
====================================================================================================================================

Instruction 5(b)(v) list of other Reporting Persons:

This statement is being filed by Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, the "Reporting Persons"). The principal business address of each of Goldman Sachs and GS Group is 85 Broad Street, New York, New York, 10004.

Explanation of Responses:

01: The securities reported herein are beneficially owned directly by Goldman Sachs and may be deemed to be beneficially owned indirectly by GS Group. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group.

02: Each share of the Series A Convertible Preferred Stock ("Series A Preferred Stock") was initially convertible into one share of the Issuer's Common Stock. Each share of the Series A Preferred Stock is entitled to anti-dilution protection in the form of an adjustment to the conversion ratio if, under certain circumstances, the Issuer issues capital stock for a consideration of less than $1.92 per share. Based upon the Issuer's public filings, the Reporting Persons believe that the Issuer has issued capital stock at prices below $1.92 per share, and that the conversion ratio is higher than one-to-one (in other words, each share of Series A Preferred Stock is convertible into more than one share of Common Stock). The Reporting Persons cannot determine how many shares of capital stock may have been issued below $1.92 per share, or when or at what prices such shares may have been issued. Accordingly, the Reporting Persons believe that the Series A Preferred Stock is convertible into Issuer's Common Stock at a ratio greater than one-to-one, but presently cannot determine that ratio.

**Signatures:

GOLDMAN, SACHS & CO.


By:  s/ Roger S. Begelman
     ------------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact

THE GOLDMAN SACHS GROUP, INC.


By:  s/ Roger S. Begelman
     ------------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact

Date:     February 19, 2002



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 8th, 2000.



GOLDMAN, SACHS & CO.


By: s/ Gregory  K. Palm
----------------------------
Name:  Gregory K. Palm
Title: Managing Director

                               POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934 (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 8th, 2000.



THE GOLDMAN SACHS GROUP, INC.


By: s/ Gregory K. Palm
------------------------------------
Name:  Gregory K. Palm
Title: Executive Vice President and General Counsel